[GRAPHIC  OMITED]



July  25,  2003

AT  THE  COMPANY:
Douglas  Symons
(317)259-6413
E-mail:   dsymons@sigins.com



                 GORAN CAPITAL INC. ANNOUNCES THE RETIREMENT OF
        G. GORDON SYMONS AS CHAIRMAN OF THE BOARD OF ITS SUBSIDIARY, SYMONS
                            INTERNATIONAL GROUP, INC.


Toronto, ON (July 25, 2003) - Goran Capital Inc. (TSE: GNC), a leading specialty insurer today announces the retirement of G. Gordon Symons as Chairman of the Board of the Company's subsidiary, Symons International Group, Inc.

The Company today announced the retirement of G. Gordon Symons as Chairman of the Board of Symons International Group, Inc. and its subsidiaries. Mr. Symons will remain as Chairman of the Company's parent, Goran Capital Inc., and its two subsidiaries, Granite Reinsurance Company Ltd. and Granite Insurance Company. Mr. Symons was the Chairman of the Board of Symons International Group, Inc. since its formation in 1987. He has served as Chairman of the Board of Goran Capital Inc. since its formation in 1986.

In announcing his retirement from Symons International Group, Inc., Mr. Symons stated, "I wish to concentrate my efforts on the business of Goran Capital and in particular, the opportunities that Granite Reinsurance Company is now pursuing. For the past year I have been working closely with the new management of Symons International Group, Inc. to improve its performance and focus on profitability. I am very pleased with the changes that have been implemented and the management team that has been put in place."

Douglas Symons has been elected by the Board of Directors to fill the position of Chairman of the Board of Symons International Group, Inc. Douglas Symons stated, "The employees, officers, and directors wish to thank Mr. Gordon Symons for his leadership and commitment throughout the past 16 years and are appreciative of his continued support as Chairman of the Board of Goran Capital Inc.".